Mail Stop 3561

December 23, 2009

Mr. Kenneth C. Barker
Chief Executive Officer
Naturally Advanced Technologies, Inc.
108 Homer Street, Suite 402
British Columbia, Canada V6B 2X1

      Re: **Naturally Advanced Technologies, Inc**
             Form 10-K for Fiscal Year Ended December 31, 2008
             Filed April 13, 2009
             File No. 000-50367

Dear Mr. Barker:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

            Sincerely,

            Tia Jenkins
            Senior Assistant Chief Accountant
            Office of Beverages, Apparel and
            Health Care Services